SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2003		EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated April 10, 2003.	4

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PRESS RELEASE

April 10, 2003

NEW ELECTED OFFICERS AT EKSPORTFINANS

Erik Borgen from Den norske Bank has been elected new Chairman of the Board of Directors at Eksportfinans, with Baard Syrrist from Nordea as Vice Chairman.

In addition to these, the Board consists of Thomas Borgen from Fokus Bank, Cato Holmsen from FSN Capital Partners AS, Åse Aulie Michelet from Amersham Health AS, as well as the newly elected members Anders Laegreid from Union Bank of Norway and Gunvor Ulstein from the Ulstein Group. The former Chairman of the Board, Øyvind Birkeland from Union Bank of Norway, had renounced re-election.

Frode Alhaug has been elected new Chairman of the Council of Representatives. He succeeds Jan Einar Greve, who has been an elected officer of Eksportfinans since 1984, and now wishes to retire. Eksportfinans thanks him for long-lasting and very important efforts for the institution.

Ingvild Myhre from Telenor, and Sverre Bjertnes from Alpharma, both previously deputy members to the Council of Representatives, have been elected members.

Kristin Norman Aarum from the University of Oslo has been elected new Chairman of the Control Committee covering both Eksportfinans and the subsidiary Kommunekreditt Norge AS. She has been a member of the committee since 1997. Ms Norman Aarum takes over as Chairman from Jan Tore Berg-Knutsen, who, like Mr. Greve, has been an important contributor to the development of Eksportfinans for a number of years. Kjell Ove Bratseth has been elected as new member of the Control Committee following Jan Einar Greve. He has also been elected as deputy to the Council of Representatives.

Contact persons:
President and CEO Tor F. Johansen, +47 22 01 22 01, tfj@eksportfinans.no
Head of Information Elise Lindbæk, +47 22 01 22 64, el@eksportfinans.no

Further information about Eksportfinans is available on www.eksportfinans.no

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